UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 25, 2018

Rite Aid Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-5742	23-1614034
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

30 Hunter Lane, Camp Hill, Pennsylvania 17011

(Address of principal executive offices, including zip code)

(717) 761-2633

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company      ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 8.01 Other Events.

On May 25, 2018, Rite Aid Corporation (the “Company”) issued a notice of redemption for all $805,169,000 aggregate principal amount of its outstanding 6.75% Senior Notes due 2021 (the “Notes”) on June 25, 2018 (the “Redemption Date”). The redemption price for the Notes is equal to 101.688% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, to but excluding the Redemption Date.

A copy of the press release announcing the redemption is attached hereto as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release announcing the Redemption, dated May 25, 2018

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between the Company and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of the Company was not obtained; risks related to the ability of Albertsons and the Company to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring the Company to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of the Company or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the registration statement on Form S-4 that was filed with the SEC by Albertsons on April 6, 2018, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018, as it may be further amended, in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding the Company assumes completion of the Company’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see the Company’s Form 8-K filed with the SEC on March 28, 2018.

Additional Information and Where to Find It

In connection with the proposed merger involving the Company and Albertsons, the Company and Albertsons have prepared and Albertsons has filed with the SEC on April 6, 2018 a registration statement on Form S-4, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018, as it may be further amended, that includes a proxy statement of the Company that also constitutes a prospectus of Albertsons. The registration statement is not yet final and will be amended. The Company will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. The Company and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ

THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about the Company, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to the Company, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

Participants in Solicitation

The Company, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of the Company common stock in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its definitive proxy statement for the Company’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons is set forth in the registration statement on Form S-4, including the proxy statement/prospectus that has been filed with the SEC on April 6, 2018, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018, as it may be further amended. Other information regarding the interests of the participants in the proxy solicitation may be included in the definitive proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RITE AID CORPORATION

Dated: May 25, 2018	By:	/s/ James J. Comitale
		Name:	James J. Comitale
		Title:	Senior Vice President, General Counsel